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                               February 7, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 4 USA LLC
       62 Clementel Dr
       Durham, Connecticut
       06422

                                                        Re: Energea Portfolio 4
USA LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 11,
2024
                                                            File No. 024-12389

       Dear Mike Silvestrini:

                                                         We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. You mention under "Limited Right of Redemption" at page 36 and elsewhere in the offering circular a
three-year hold period and additional restrictions on the ability to sell shares purchased in
this offering. In light of these substantial limitations and the absence of liquidity which
results from them, please prominently disclose in the first paragraph here that (1) there
will be no market for the offered Class A Investor Shares; (2)
                                                        purchasers of such
shares cannot sell such shares except by offering them to the Manager via the Platform; (3)
purchasers must hold them for at least three years before trying to sell them via the
Platform; and (4) even after waiting three years to request the sale via the
                                                        Platform, you may pause
the sale of any such shares at the Manager's discretion based on its judgment about any
"potential impact on the overall performance of the portfolio." At each place that you
discuss redemption or possible sales of the shares by investors in the offering, also add
cross-references to new risk factors which address all such risks and limitations on
liquidity.
 Mike Silvestrini
FirstName LastNameMike   Silvestrini
Energea Portfolio 4 USA LLC
Comapany7,NameEnergea
February   2024         Portfolio 4 USA LLC
February
Page 2 7, 2024 Page 2
FirstName LastName
         Similarly, prominently highlight the risk that investors might be forced to sell their shares for a loss at any time as a result of the "drag-along rights" you disclose at pages 5 and 34.
Caution Regarding Forward-Looking Statements, page ii

2. Please revise to eliminate any suggestion that statements in your offering circular "are forward-looking statements within the meaning of the federal securities laws." See
         Securities Act Section 27A(b)(1)(C) and Section 27A(b)(2)(E).
Our Business, page 1

3. You state that your projects will be "owned by special-purpose entities" which you refer to as SPEs. You also state that each such entity "is organized as a U.S. limited liability company." However, at page 14, you instead state that the SPEs will be foreign corporations. Reconcile these inconsistent disclosures. Also, list all such SPEs and their form of organization and domicile, and expand Material Legal Proceedings at page 19 to disclose whether any of these entities are currently involved in any material legal proceedings.
Company Operations and Related Matters, page 2

4. You refer to the "right" that investors in Class A Investor A Shares have to receive a
         "preferred return." But Section 4.2 of the LLC Agreement filed as
Exhibit 1A-2B states
         that "no Member shall have any right to distributions except as may be authorized by the
         Manager." At page 21, you state that you "intend to authorize and declare distributions based on net income for the preceding month." You have had extremely minimal revenues and also experienced net losses for both 2021 and 2022, but you nonetheless declared monthly distributions throughout 2021, 2022, and 2023. Revise to explain in detail why distributions were regularly made despite your not having recognized net income in the preceding months, and eliminate any unsubstantiated references to the "right" of investors to preferred returns.
5. Elsewhere in the circular, you refer to investors' purported rights to distributions, to dividends, and to an IRR. However, reference to your tabular disclosure at page 45 suggests that those who purchased Class A Investor Shares have not received any such dividends and instead have only had a portion of their investment returned as "non-
         dividend distributions." We note also the discussion of return of capital at page 14. If true, please revise to emphasize the complete absence of any historical dividend payments, and provide a detailed basis for any suggestion that investors have received or will receive an
         IRR of any amount. Also consider whether it is appropriate to continue to refer to rights to a particular rate of return based on your historical record of net losses and of returning equity to investors rather than paying dividends.
6. Here and elsewhere you reference a preferred rate of return of 6% and 80% of additional cash flow. At page 23, however, you state that the rate is 7% plus 70% of additional cash flow and also assert that "As we end the year, we are projecting to continue to meet or
 Mike Silvestrini
Energea Portfolio 4 USA LLC
February 7, 2024
Page 3
         exceed our projected dividend yield of 6-8% for the foreseeable future." Please revise generally to provide accurate disclosure. Also, provide us with detailed support for your "dividend yield" assertion, clarifying who projected that amount, when it was projected, the basis or bases for the projection, and the dates and means by which such projection was communicated to potential or actual investors.
7. Explain why you refer to "continuing to meet or exceed" the referenced dividend yield in light of the absence of any historical dividend payments.
We Might Raise More than $50,000,000, page 4

8. You state on the cover page and elsewhere that you are offering up to $50 million of Class
         A Investor Shares, which is less than the $75 million limit. You also suggest at page 7 that you are "offering to sell up to an additional $50,000,000 of Class A Investor Shares to the public." This section provides conflicting information regarding the intended size of the offering. Please revise to reconcile your disclosures, and provide consistent information regarding the size of this Regulation A offering.
We may be subject to claims from our Class A Investors, page 6

9. Please revise this risk factor to eliminate all mitigating language. Instead, clearly explain that the Regulation A exemption may have been unavailable for prior sales not only because of the at-the-market prohibition in Securities Act Rule 251(d)(3)(ii) but also in light of the Rule 252(f)(2)(i) requirement that you update your financial statements after one year. Disclose the risk that you may be subject to related claims for rescission or damages if no other Securities Act exemption is available for those sales, and quantify in the revised risk factor the amount of securities you sold subsequent to the one-year anniversary of the qualification date for your prior Regulation A offering.
Use of Proceeds, page 9

10. You state that the disclosure assumes the maximum offering amount of $50 million of
       Class A Investor Shares. Please revise to provide detailed disclosures based on various scenarios, such as interim offering sizes as well as the maximum offering size, and make clear that this is a best efforts offering with no minimum needed to close. Separately discuss the intended uses for the "new" proceeds, and quantify the amounts you will source elsewhere as appropriate. It is insufficient to group together past expenses and distributions, which are not being paid from the current offering. In that regard, you indicate that the table shows uses "from inception through June 30, 2023." Please also provide estimated percentages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net
FirstName LastNameMike Silvestrini
       proceeds will be allocated as well as the estimated allocable amounts. If there are factors
Comapany    NameEnergea
       that may  influence Portfolio   4 USAuse
                             your estimated     LLC
                                                  of proceeds, please include
these factors in this
       section
February       andPage
          7, 2024   explain
                          3 how these factors may influence the estimated uses.
FirstName LastName
 Mike Silvestrini
FirstName LastNameMike   Silvestrini
Energea Portfolio 4 USA LLC
Comapany7,NameEnergea
February   2024         Portfolio 4 USA LLC
February
Page 4 7, 2024 Page 4
FirstName LastName
Tax Equity, page 12

11. Please revise to explain why you believe you are "uniquely positioned" to benefit from the
         "transformative change" to the Investment Tax Credit, and quantify in this section the amount of all benefits you have obtained to date. If you have received none, state that clearly.
Calculating Distributions, page 22

12. At page 3, you state that any distributions are at the "the sole discretion of the Manager."
         But you suggest at page 22 that Class A investors "Receive a priority distribution of cash flow each month which results in a 7% IRR." If you retain assertions regarding the rate of return, please define "IRR" at first usage, and disclose how many months your Class A investors received a return of 7% or more during each of the past three years. Please also include a risk factor discussing the uncertainty of investors receiving any distributions and their lack of any recourse if none is paid.
Liability to Make Additional Contributions, page 36

13. Revise to describe in necessary detail those "circumstances" in which investors might be required to return part or all of a distribution they received. Limited Right of Redemption, page 36

14. The mandatory three-year hold period is disclosed only in this section. In addition to the new disclosure to be added to the cover page, properly emphasize this aspect of the offering where appropriate and also include corresponding risk factor disclosure.
15. Revise to explain the reference to "the fixed share price at the time of the redemption request," including how investors / shareholders can ascertain what this fixed price would be at the time of a desired redemption request, prior to the five percent reduction from the prospective resale price. As for the suggestion that investors have an "option to divest,"
         state explicitly if true that there is no redemption "right" and that it is within the Manager's discretion to deny any such request, meaning that there would be effectively no option to divest.
16. Revise to clarify the maximum time period during which you may "pause" the sales of investor shares. Also, state whether you may pause the sales even after the three-year holding period has expired. If the sales before or after the end of the holding period can be paused indefinitely with no recourse for investors attempting to resell their shares, it does not appear that they have a bona fide "right" or "option" to resell. Mike Silvestrini
FirstName LastNameMike   Silvestrini
Energea Portfolio 4 USA LLC
Comapany7,NameEnergea
February   2024         Portfolio 4 USA LLC
February
Page 5 7, 2024 Page 5
FirstName LastName
17. You state that you could pause sales to "prioritize the sale of natural shares during periods where selling investor shares could potentially impact the overall performance of the portfolio. Such situations may arise when capital is required to complete a project, and selling shares would cause construction delays." Revise the disclosure in this section to:
             explain the reference to "natural shares";
             clarify what criteria would be used to determine that the resales would "potentially impact the overall performance of the portfolio";
             disclose who makes such determinations;
             state how long the decisionmaker has to reach such a determination and how investors would be notified; and
             explain how and why resales "would cause construction delays."
18. Provide similar detailed information with regard to the potentially suspended or limited sales of shares you reference during "periods of extreme economic uncertainty or sudden downturns." Also, revise to provide examples of what could constitute such periods.
19. Because the Manager need not take any action it believes "would be adverse to the interests of the Company, itself or its other Investors," the Manager apparently has complete discretion to reject any redemption request. If the Manager in practice has absolute discretion to make such a finding and to reject any request, please state this clearly at the outset of this section and revise the caption accordingly. If you believe that is not the case, revise to explain why.
20. You state that purchases pursuant to a redemption request are priced as "determined by the
         Financial Model." However, the glossary at page 54 defines Financial Model as "The financial model prepared by the Manager for each Project, projecting all the costs and distributions of the Project." Insofar as you have multiple projects, the pricing protocol for redemptions is unclear. Revise this section to explain how the model prepared by the
         Manager for each project is used to obtain a fixed redemption price at redemption time.
No Guarantee, page 36

21. You state that investors might not receive a return of "all their invested capital." Expand your disclosure here and in the tabular presentation of the distributions paid to those holding Class A Investor Shares in 2021, 2022, and 2023 to clarify that you only returned invested capital to investors and that none of your payments to date consists of a dividend or dividend equivalent. State explicitly that there has not been any "positive return" to any
         Class A Investor Shares investors since your inception in 2021.
 Mike Silvestrini
FirstName LastNameMike   Silvestrini
Energea Portfolio 4 USA LLC
Comapany7,NameEnergea
February   2024         Portfolio 4 USA LLC
February
Page 6 7, 2024 Page 6
FirstName LastName
Exhibits

22.      Please file all material contracts required under Part III of Form
1-A.
23. Obtain and file a signed and dated opinion of counsel that relates to the present offering. The document you designate as the opinion of counsel is from 2021 and relates to an offering of $75 million of LLC interests.
24. Please include an updated consent from your auditors related to the audit report dated
         August 3, 2023, which you filed as Exhibit 1A-16.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      David Roberts, Esq.